FOR IMMEDIATE RELEASE

Formula Systems Reports Fourth Quarter and Fiscal Year 2007 Results

Annual Net Income of $37.3 million

Herzliya, Israel – March 17, 200 8 – Formula Systems (1985) Ltd. (NASDAQ: FORTY) a leading provider of information technology products, solutions and services, announced today results for the fourth quarter and year ended December 31, 2007.

Revenues for the fourth quarter totaled $135.9 million an increase of 21% compared to $111.9 million in the fourth quarter of 2006.

Revenues for the year ended December 31, 2007 totaled $493.4 million compared to $416.8 million in 2006.

Operating income in the fourth quarter of 2007 was $8.1 million compared to $4.8 million in the same quarter of 2006, an increase of 67%. Operating income in 2007 was $27.2 million compared to $10.1 million in 2006, an increase of 170%.

Net income for the fourth quarter of 2007 was $6.5 million. In 2007 the company recorded a net income of $37.3 million compared to a net income of $10.0 million in 2006.

Cash and Short term investment at December 31, 2007 increased to $200.2 million from $115.0 million at December 31,2006.

Current Ratio at December 31, 2007 significantly improved to 2.38 from 1.71 at December 31,2006.

Shareholder's Equity at December 31, 2007 totaled $198.4 million.

During the year we sold our entire holdings in BluePhoenix Solutions Ltd for a consideration of approximately $64 million, which resulted in capital gain of approximately $18 million and our subsidiary Magic sold its wholly owned subsidiary Advanced Answer on Demand (AAOD) for the consideration of $17 million in cash.

Guy Berenstein, CEO of Formula, commented: "Formula has experienced an exceptional year both from the financial and the operational points of view. At the beginning of 2007 a new Formula was presented, comprising large and mostly publicly traded subsidiaries all of which contributed positively to our operational profit.  During the year 2007 the Group's Financial resources increased significantly due to the issue of debentures in our subsidiary Matrix, a private placement in Sapiens, the sale of a subsidiary of Magic and the sale of the entire holdings in BluePhoenix. These financial activities resulted in over $150 million in cash to the Formula Group.

Our strong balance sheet will enable us to consider and pursue new investments and mainly to react swiftly and efficiently to the market fluctuations in these turbulent times."

About Formula

Formula Systems Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

Statements made in this press release that are not historical facts are forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the company’s products, dependence on strategic partners, integration of new business, successful implementation of Formula’s products, economic and competitive factors, international market conditions, management of growth, technological developments, the ability to finance operations and other factors which are detailed in Formula’s Securities and Exchange Commission filings, including its most recent report on Form 20-F. Formula undertakes no obligation to publicly release any revision to any forward-looking statement.

Contact:

Israel:

Naamit Salomon, CFO, Formula Systems Ltd.

+972-9-959-8800

USA:

Dennis S. Dobson, for Formula Systems Ltd.

(203) 255-7902

  CONSOLIDATED BALANCE SHEETS

	December 31, 2007	December 31, 2006
	U.S. $
	(in thousands)
CURRENT ASSETS:
Cash and cash equivalents	161,504	103,548
Short-term investments	38,731	11,385
Marketable securities available for sale	1,545	3,646
Trade receivables	139,676	119,505
Other accounts receivable	33,222	17,582
Inventories	3,157	2,752

	377,835	258,418

LONG-TERM INVESTMENTS & DEPOSITES , LOANS AND RECEIVABLES:
Loans and other investments	14,377	3,871
Investments in affiliates	3,682	710

	18,059	4,581

SEVERANCE PAY FUND	36,851	29,962

FIXED ASSETS, NET	15,794	15,921

OTHER ASSETS, NET	162,653	141,229

TOTAL ASSETS ATTRIBUTED TO DISCONTINUED OPERATIONS	41	146,383

	611,233	596,494

CURRENT LIABILITIES:
Liabilities to banks and others	26,481	40,414
Trade payables	56,172	49,719
Other accounts payable	72,521	56,967
Debentures	3,725	4,450

	158,899	151,550

LONG-TERM LIABILITIES:
Debentures	71,679	10,802
Unrealized Gain	85	-
Deferred taxes	3,276	458
Customer advances	2,181	449
Liabilities to banks and others	23,684	59,268
Liability in respect of the acquisition of activities	1,374	1,489
Accrued severance pay	43,249	35,340

	145,528	107,806

TOTAL LIABILITIES ATTRIBUTED TO DISCONTINUED OPERATIONS	503	98,782

MINORITY INTEREST	107,915	85,066

SHAREHOLDERS’ EQUITY	198,388	153,290

	611,233	596,494

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	Twelve months ended December 31,		Three months ended December 31,
	2007	2006	2007	2006
	U.S.$		U.S.$
	(in thousands, except per share data)

Revenues	493,350	416,807	135,917	111,926
Cost of revenues	369,110	309,447	100,041	83,034

Gross profit	124,240	107,360	35,876	28,892
Research and development costs, net	6,547	5,508	2,700	1,019
Selling, general and administrative expenses	86,966	84,701	24,231	22,400
Depreciation and amortization	3,282	4,143	873	379
Restructuring and non-recurring costs	210	2,911	-	269

Operating income	27,235	10,097	8,072	4,825
Financial income (expenses), net	(3,700)	(4,660)	(2,257)	(1,930)

	23,535	5,437	5,815	2,895
Gain on realization of investments	2,039	3,755	53	1,639
Other income (expenses), net	(898)	(1,102)	(715)	(238)

Income before taxes on income	24,676	8,090	5,153	4,296
Taxes on income	1,933	3,766	861	971

	22,743	4,324	4,292	3,325
Equity in profits (losses) of affiliated companies, net	(559)	47	(13)	(5)
Minority interest in profits, net	9,723	4,832	2,759	2,753

Income from continuing operation	12,461	(461)	1,520	567
Income (loss) from discontinued operations	24,798	10,476	4,995	5,796

Net income	37,259	10,015	6,515	6,363

Earnings per share generated from continued operation :
Basic	0.95	0.07	0.12	0.05

Diluted	0.93	0.06	0.11	0.05

Earnings per share generated from discontinuing operation :
Basic	1.87	0.73	0.38	0.46
Diluted	1.86	0.67	0.37	0.45

Weighted average number of shares outstanding:
Basic	13,200	13,200	13,200	13,200

Diluted	13,200	13,200	13,200	13,200
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